Filed Pursuant to Rule 424(b)(3)

Registration No. 333-263456

PROSPECTUS SUPPLEMENT NO. 6

(To the Prospectus dated May 19, 2022)

Up to 48,503,325 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated May 19, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-263456). This prospectus supplement is being filed to update and supplement the information in the Prospectus with certain information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and resale of up to 48,503,325 shares of our common stock, $0.0001 par value per share, by Tumim Stone Capital LLC (“Tumim”).

The shares of common stock being offered by Tumim have been and may be issued pursuant to the common stock purchase agreement dated February 11, 2022 that we entered into with Tumim (the “Purchase Agreement”). We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our common stock by Tumim. However, we may receive up to $175.0 million in aggregate gross proceeds from sales of our common stock to Tumim that we may make under the Purchase Agreement, from time to time after the date of this prospectus.

The common stock and Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “IRNT” and “IRNT.WS,” respectively. On October 3, 2022, the last reported sales price of our common stock on NYSE was $0.67 per share and the last reported sales price of our Warrants was $0.07 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated October 4, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 30, 2022

IronNet, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39125	83-4599446
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7900 Tysons One Place, Suite 400

McLean, VA 22102

(Address of principal executive offices, including zip code)

(443) 300-6761

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	IRNT	The New York Stock Exchange
Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	IRNT.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Separation Agreement with William Welch

As previously reported in a Current Report on Form 8-K filed on September 15, 2022, William E. Welch, co-Chief Executive Officer of IronNet, Inc. (the “Company”) agreed with the Company’s board of directors (the “Board”) that he would resign from that position and as a member of the Board. On September 30, 2022, Mr. Welch resigned as co-Chief Executive Officer and as a director, each effective as of that date, and entered into a Separation Agreement (the “Separation Agreement”), also effective as of that date (the “Separation Date”), pursuant to which Mr. Welch has agreed to provide the Company with a full release of claims. Pursuant to the Separation Agreement, and subject to Mr. Welch allowing the release to become irrevocable, the Company has agreed to provide Mr. Welch the following severance benefits:

•

if Mr. Welch timely elects continued health insurance coverage under COBRA, the Company will pay, subject to applicable regulations, the COBRA premium payments sufficient to continue coverage for Mr. Welch and his covered dependents at its current level for up to twelve (12) months or, if earlier, until such time as Mr. Welch becomes eligible for health insurance at another employer or through self-employment or the expiration of eligibility for continuation coverage under COBRA; and

•

the Company will accelerate the vesting of restricted stock units (“RSUs”) held by Mr. Welch covering a total of 3,151,319 shares of common stock that were outstanding as of the Separation Date and had been granted pursuant to the Company’s 2014 Stock Incentive Plan and 2021 Equity Incentive Plan; the shares of common stock will be granted to Mr. Welch upon settlement of the RSUs no later than December 31, 2022, and all of Mr. Welch’s remaining RSUs that were not vested as of the Separation Date will be forfeited.

The severance benefits payable to Mr. Welch under the Separation Agreement supersede any severance payments and other benefits to which Mr. Welch would have been entitled under the terms of his Employment Agreement with the Company dated February 7, 2019. The foregoing summary of the Separation Agreement is qualified in its entirety by reference to the full text of the Separation Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Description

10.1	Separation Agreement, dated as of September 30, 2022, by and between the registrant and William E. Welch.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRONNET, INC.

	By:	/s/ Cameron Pforr
Date: October 4, 2022		Cameron Pforr Chief Financial Officer

Exhibit 10.1

September 30, 2022

William Welch

2333 Victoria Park Lane

Raleigh, NC 27614

Re:	Separation Agreement

Dear Bill:

This letter sets forth the substance of the separation agreement (the “Agreement”) which IronNet Cybersecurity, Inc. (the “Company”) is offering to you to aid in your employment transition.

1. Separation. The Company has accepted your resignation effective September 30, 2022 (the “Separation Date”). You and the Company agree that as of the Separation Date, you will be deemed to have resigned from your roles as an officer and director of the Company and from any other positions you hold with the Company and/or any of the Company Parties (as defined below). You agree to complete such documentation as may be reasonably requested by the Company to effect your resignation from these positions.

2. Accrued Salary. By the next regular payroll date following the Separation Date, the Company will pay you all accrued salary earned through the Separation Date, subject to standard payroll deductions and withholdings. You will receive these payments regardless of whether or not you sign this Agreement.

3. Severance Benefits. As you know, you are eligible for severance pursuant to Section 4 of the Employment Agreement between you and the Company dated February 7, 2019 (the “Employment Agreement”); provided, however, that per this Agreement the Company is offering you severance benefits comparable to the benefits contained in your Employment Agreement. If you execute and do not revoke this Agreement, and fully comply with your obligations hereunder, the Company will provide you with the following “Severance Benefits,” in full satisfaction of the obligations under the Employment Agreement:

(a) On the Separation Date and subject to your termination from employment (but immediately prior the effective time of such termination), the Company’s Board of Directors (the “Board”) will accelerate the vesting of a number of your outstanding unvested RSUs (as defined below) that will result in the issuance to you of an additional number of shares of the Company’s common stock having a total value (based on the average closing stock price for the ten trading days preceding and ending on September 27, 2022 which equals $1.096/share) that is equivalent to the single lump sum cash payment equal to your on-target earnings (“OTE”) (based $360,000 + bonus $200,000 =$560,000) for the 2022-2023 fiscal year that was provided for in Section 4 of the Employment Agreement.

William Welch

September 30, 2022

(b) As an additional severance benefit, if you are participating in the Company’s group health insurance plans and you timely elect continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 or any applicable state equivalent (“COBRA”), and timely execute and return this Agreement and allow it to become effective, the Company will pay the COBRA premium payments sufficient to continue your group coverage at its current level (including coverage for your eligible dependents, if applicable) until the earlier of: (A) twelve (12) months following the Separation Date, (B) the expiration of your eligibility for the continuation coverage under COBRA, or (C) such time as you become eligible for health insurance at another employer or through self-employment (such period from the Separation Date through the earliest of (A) through (C), the “COBRA Payment Period”). If you elect COBRA coverage and are not eligible for Company payments as described above, you will be responsible to pay the premiums. Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that the payment of the COBRA medical premiums would result in a violation of the nondiscrimination rules of Section 105(h)(2) of the Internal Revenue Code or any statute or regulation of similar effect (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then provided you remain eligible in accordance with this Section 3(b), in lieu of providing the COBRA medical premiums, the Company will instead pay you on the last day of each remaining month of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA medical premiums for that month, subject to applicable tax withholdings for the remainder of the COBRA Payment Period, plus an additional payment such that the net amount retained by you after deduction for all payments required to be made to any federal, state or local authorities equals the amount of the monthly COBRA premium. In the event you become covered under another employer’s group health plan or otherwise cease to be eligible for COBRA coverage, you must immediately notify the Company, and the Company’s obligation to pay COBRA premiums shall cease.

(c) As described in Section 5 of this Agreement, the Company will also accelerate the vesting of certain outstanding restricted stock units (“RSUs”) that are held by you as of the Separation Date and which are subject to service-based vesting (in addition to the accelerated vesting under Section 3(a) above).

The Company is offering the Severance Benefits to you in reliance on Treasury Regulation Section 1.409A-1(b)(9) and the short-term deferral exemption in Treasury Regulation Section 1.409A-1(b)(4). Any payments made in reliance on Treasury Regulation Section 1.409A-1(b)(4) will be made not later than March 15, 2023. For purposes of Code Section 409A, your right to receive any installment payments under this letter (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.

4.	Benefit Plans.

If you are currently participating in the Company’s group health insurance plans, your participation as an employee will end on the Separation Date. Thereafter, to the extent provided by the federal COBRA law or, if applicable, state insurance laws, and by the Company’s current group health insurance policies, you will be eligible to continue your group health insurance benefits at your own expense, with the potential for certain amounts to be paid by the Company as described in Section 3(b). Later, you may be able to convert to an individual policy through the provider of the Company’s health insurance, if you wish.

Your participation in other applicable insurance will cease as of the Separation Date.

Deductions for the 401(k) Plan will end with your last regular paycheck. You will receive information by mail concerning 401(k) plan rollover procedures should you be a participant in this program.

William Welch

September 30, 2022

You have the right to continue your current Health Care Spending Account if you are participating in this program. Enclosed is the information concerning how to continue this benefit. Dependent Care Spending Accounts cannot be continued. Your last full Spending Account payroll deductions will be processed in the September 30, 2022 pay period. Unless you elect to continue your Health Care Spending Account, you will only be eligible to claim expenses that you incurred prior to the Separation Date.

5.	RSUs.

(a) During your employment with the Company, you were awarded restricted stock units (“RSUs”) subject to time-based and performance-based vesting pursuant to the terms of the Company’s 2014 Stock Incentive Plan or the Company’s 2021 Equity Incentive Plan, respectively (collectively, the “Plans”). The schedule in Exhibit B sets forth the RSUs in effect as of the Separation Date. Under the terms of the Plans and the agreements governing the RSUs (the “RSU Documents”), any additional vesting of the RSUs (except as provided below) will cease as of the Separation Date. Notwithstanding anything to the contrary in the RSU Documents and any other documents between you and the Company setting forth the terms of the RSUs, if you execute this Agreement, allow it to become effective and fully comply with your obligations under this Agreement, the Board will modify and accelerate the vesting of 3,151,319 unvested RSUs as of the Separation Date as illustrated in Exhibit B.

(b) All other restrictions and provisions of the Plans and RSU Documents, such as lock-up and settlement timing, will remain in effect; provided, however, that in order to facilitate an orderly transfer of the common stock underlying the RSUs subject to accelerated vesting herein, the Company may deliver and issue such common stock to you on any date or dates following the Separation Date that it determines to be administratively practicable, but in no case later than December 31, 2022, as well as an orderly sell to cover process so to not put an undue burden on the trading of the stock. You may elect, no later than the Separation Date, to pay cash to the Company to cover taxes (versus relying on the sell-to-cover). In such case of cash election, the settlement of shares shall happen as soon as reasonable after the Effective Date of this Agreement, but in no case later than December 31, 2022.

(c) Any RSUs that are not vested as of the Separation Date (after giving effect to the accelerated vesting under this Agreement) will be forfeited and will terminate without any payment to you.

6. Other Compensation or Benefits. You acknowledge that, except as expressly provided in this Agreement, you will not receive any additional compensation, severance or benefits after the Separation Date.

7. Expense Reimbursements. You agree that, within ten (10) days of the Separation Date, you will submit your final documented expense reimbursement statement reflecting all business expenses you incurred through the Separation Date, if any, for which you seek reimbursement. The Company will reimburse you for reasonable business expenses pursuant to its regular business practice.

William Welch

September 30, 2022

8. Return of Company Property. By the Separation Date, you agree to return to the Company all Company documents (and all copies thereof) and other Company property that you have had in your possession at any time, including, but not limited to, Company files, notes, drawings, records, business plans and forecasts, financial information, specifications, computer-recorded information, tangible property (including, but not limited to, computers), credit cards, entry cards, identification badges and keys; and, any materials of any kind that contain or embody any proprietary or confidential information of the Company (and all reproductions thereof). Please coordinate return of Company property with Fernando Maymi, CISO. Receipt of the Severance Benefits described in Section 3 of this Agreement is expressly conditioned upon return of all Company Property.

9. Proprietary Information and Post-Termination Obligations. Both during and after your employment you acknowledge your continuing obligations under Sections 6 and 9 of your Employment Agreement, attached to this Agreement as Exhibit A, not to use or disclose any confidential or proprietary information of the Company and to refrain from certain solicitation and competitive activities. If you have any doubts as to the scope of the restrictions in your agreement, you should contact Scott Alridge, Chief Legal Officer, immediately to assess your compliance. As you know, the Company will enforce its contract rights. Please familiarize yourself with the enclosed agreement which you signed. Confidential information that is also a “trade secret,” as defined by law, may be disclosed (A) if it is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, in the event that you file a lawsuit for retaliation by the Company for reporting a suspected violation of law, you may disclose the trade secret to your attorney and use the trade secret information in the court proceeding, if you: (A) file any document containing the trade secret under seal; and (B) do not disclose the trade secret, except pursuant to court order.

10. Confidentiality. The provisions of this Agreement will be held in strictest confidence by you and will not be publicized or disclosed in any manner whatsoever; provided, however, that: (a) you may disclose this Agreement to your immediate family; (b) you may disclose this Agreement in confidence to your attorney, accountant, auditor, tax preparer, and financial advisor; and (c) you may disclose this Agreement insofar as such disclosure may be required by law. Notwithstanding the foregoing, nothing in this Agreement shall limit your right to voluntarily communicate with the Equal Employment Opportunity Commission, United States Department of Labor, the National Labor Relations Board, the Securities and Exchange Commission, other federal government agency or similar state or local agency or to discuss the terms and conditions of your employment with others to the extent expressly permitted by Section 7 of the National Labor Relations Act.

11. Non-Disparagement. You agree not to disparage the Company, and the Company’s attorneys, directors, managers, partners, employees, agents and affiliates, in any manner likely to be harmful to them or their business, business reputation or personal reputation; provided that you may respond accurately and fully to any question, inquiry or request for information when required by legal process. Notwithstanding the foregoing, nothing in this Agreement shall limit your right to voluntarily communicate with the Equal Employment Opportunity Commission, United States Department of Labor, the National Labor Relations Board, the Securities and Exchange Commission, other federal government agency or similar state or local agency or to discuss the terms and conditions of your employment with others to the extent expressly permitted by Section 7 of the National Labor Relations Act.

William Welch

September 30, 2022

12. Cooperation after Termination. During the time that you are receiving payments under this Agreement, you agree to cooperate fully with the Company in all matters relating to the transition of your work and responsibilities on behalf of the Company, including, but not limited to, any present, prior or subsequent relationships and the orderly transfer of any such work and institutional knowledge to such other persons as may be designated by the Company, by making yourself reasonably available during regular business hours.

13. Indemnification. In addition to those rights to indemnification you may have to the full extent permitted under Delaware law, you shall remain entitled to indemnification and advancement of costs to the extent provided for under the Company’s governing documents and the Indemnification Agreement between you and the Company, dated August 26, 2021 (the “Indemnification Agreement”) for as long as potential liability exists.

14. Release. In exchange for the payments and other consideration under this Agreement, to which you would not otherwise be entitled, and except as otherwise set forth in this Agreement, you, on behalf of yourself and, to the extent permitted by law, on behalf of your spouse, heirs, executors, administrators, assigns, insurers, attorneys and other persons or entities, acting or purporting to act on your behalf (collectively, the “Employee Parties”), hereby generally and completely release, acquit and forever discharge the Company, its parents and subsidiaries, and its and their officers, directors, managers, partners, agents, representatives, employees, attorneys, shareholders, predecessors, successors, assigns, insurers and affiliates (the “Company Parties”) of and from any and all claims, liabilities, demands, contentions, actions, causes of action, suits, costs, expenses, attorneys’ fees, damages, indemnities, debts, judgments, levies, executions and obligations of every kind and nature, in law, equity, or otherwise, both known and unknown, suspected and unsuspected, disclosed and undisclosed, arising out of or in any way related to agreements, events, acts or conduct at any time prior to and including the execution date of this Agreement, including but not limited to: all such claims and demands directly or indirectly arising out of or in any way connected with your employment with the Company or the termination of that employment; claims or demands related to salary, bonuses, commissions, stock, stock options, or any other ownership interests in the Company, vacation pay, fringe benefits, expense reimbursements, severance pay, or any other form of compensation; claims pursuant to any federal, state or local law, statute, or cause of action; tort law; or contract law (individually a “Claim” and collectively “Claims”). The Claims you are releasing and waiving in this Agreement include, but are not limited to, any and all Claims that any of the Company Parties:

•	has violated its personnel policies, handbooks, contracts of employment, or covenants of good faith and fair dealing;

•

has discriminated against you on the basis of age, race, color, sex (including sexual harassment), national origin, ancestry, disability, religion, sexual orientation, marital status, parental status, source of income, entitlement to benefits, any union activities or other protected category in violation of any local, state or federal law, constitution, ordinance, or regulation, including but not limited to: the Age

William Welch

September 30, 2022

Discrimination in Employment Act, as amended (“ADEA”); Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; 42 U.S.C. § 1981, as amended; the Equal Pay Act; the Americans With Disabilities Act; the Genetic Information Nondiscrimination Act; the Family and Medical Leave Act; the North Carolina Equal Employment Practices Act (N.C. Gen. Stat., § 143-422.2); the North Carolina Persons with Disabilities Protection Act (N.C. Gen. Stat. § 168A-5); the North Carolina Retaliatory Employment Discrimination Act (13 N.C.A.C. § 19.0101 et seq.); the Employee Retirement Income Security Act; the Employee Polygraph Protection Act; the Worker Adjustment and Retraining Notification Act; the Older Workers Benefit Protection Act; the anti-retaliation provisions of the Sarbanes-Oxley Act, or any other federal or state law regarding whistleblower retaliation; the Lilly Ledbetter Fair Pay Act; the Uniformed Services Employment and Reemployment Rights Act; the Fair Credit Reporting Act; and the National Labor Relations Act;

•

has violated any statute, public policy or common law (including but not limited to Claims for retaliatory discharge; negligent hiring, retention or supervision; defamation; intentional or negligent infliction of emotional distress and/or mental anguish; intentional interference with contract; negligence; detrimental reliance; loss of consortium to you or any member of your family and/or promissory estoppel).

Notwithstanding the foregoing, other than events expressly contemplated by this Agreement you do not waive or release rights or Claims that may arise from events that occur after the date this waiver is executed and you are not releasing any right of indemnification you may have for any liabilities arising from your actions within the course and scope of your employment with the Company or within the course and scope of your role as an officer of the Company, its parents and subsidiaries. Also excluded from this Agreement are any Claims which cannot be waived by law, including, without limitation, any rights you may have under applicable workers’ compensation laws and your right, if applicable, to file or participate in an investigative proceeding of any federal, state or local governmental agency. Nothing in this Agreement shall prevent you from filing, cooperating with, or participating in any proceeding or investigation before the Equal Employment Opportunity Commission, United States Department of Labor, the National Labor Relations Board, the Occupational Safety and Health Administration, the Securities and Exchange Commission or any other federal government agency, or similar state or local agency (“Government Agencies”), or exercising any rights pursuant to Section 7 of the National Labor Relations Act. You further understand this Agreement does not limit your ability to voluntarily communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company. While this Agreement does not limit your right to receive an award for information provided to the Securities and Exchange Commission, you understand and agree that, you are otherwise waiving, to the fullest extent permitted by law, any and all rights you may have to individual relief based on any Claims that you have released and any rights you have waived by signing this Agreement. If any Claim is not subject to release, to the extent permitted by law, you waive any right or ability to be a class or collective action representative or to otherwise participate in any putative or certified class, collective or multi-party action or proceeding based on such a Claim in which any of the Company Parties is a party. This Agreement does not abrogate your existing rights under any Company benefit plan or any plan or agreement related to equity ownership in the Company; however, it does waive, release and forever discharge Claims existing as of the date you execute this Agreement pursuant to any such plan or agreement.

William Welch

September 30, 2022

15. Your Acknowledgments and Affirmations/ Effective Date of Agreement. You acknowledge that you are knowingly and voluntarily waiving and releasing any and all rights you may have under the ADEA, as amended. You also acknowledge and agree that (i) the consideration given to you in exchange for the waiver and release in this Agreement is in addition to anything of value to which you were already entitled, and (ii) that you have been paid for all time worked, have received all the leave, leaves of absence and leave benefits and protections for which you are eligible, and have not suffered any on-the-job injury for which you have not already filed a Claim. You affirm that all of the decisions of the Company Parties regarding your pay and benefits through the date of your execution of this Agreement were not discriminatory based on age, disability, race, color, sex, religion, national origin or any other classification protected by law. You affirm that you have not filed or caused to be filed, and are not presently a party to, a Claim against any of the Company Parties. You further affirm that you have no known workplace injuries or occupational diseases. You acknowledge and affirm that you have not been retaliated against for reporting any allegation of corporate fraud or other wrongdoing by any of the Company Parties, or for exercising any rights protected by law, including any rights protected by the Fair Labor Standards Act, the Family Medical Leave Act or any related statute or local leave or disability accommodation laws, or any applicable state workers’ compensation law. You further acknowledge and affirm that you have been advised by this writing that: (a) your waiver and release do not apply to any rights or Claims that may arise after the execution date of this Agreement; (b) you have been advised hereby that you have the right to consult with an attorney prior to executing this Agreement; (c) you have been given twenty-one (21) days to consider this Agreement (although you may choose to voluntarily execute this Agreement earlier and if you do you will sign the Consideration Period waiver below); (d) you have seven (7) days following your execution of this Agreement to revoke this Agreement; and (e) this Agreement shall not be effective until the date upon which the revocation period has expired unexercised (the “Effective Date”), which shall be the eighth day after this Agreement is executed by you.

16. No Admission. This Agreement does not constitute an admission by the Company of any wrongful action or violation of any federal, state, or local statute, or common law rights, including those relating to the provisions of any law or statute concerning employment actions, or of any other possible or claimed violation of law or rights.

17. Breach. You agree that upon any breach of this Agreement you will forfeit all amounts paid or owing to you under this Agreement. Further, you acknowledge that it may be impossible to assess the damages caused by your violation of the terms of Sections 8, 9, 10 and 11 of this Agreement and further agree that any threatened or actual violation or breach of those Sections of this Agreement will constitute immediate and irreparable injury to the Company. You therefore agree that any such breach of this Agreement is a material breach of this Agreement, and, in addition to any and all other damages and remedies available to the Company upon your breach of this Agreement, the Company shall be entitled to an injunction to prevent you from violating or breaching this Agreement. You agree that if the Company is successful in whole or part in any legal or equitable action against you under this Agreement, you agree to pay all of the costs, including reasonable attorneys’ fees, incurred by the Company in enforcing the terms of this Agreement.

William Welch

September 30, 2022

18. Miscellaneous. This Agreement, including Exhibits A and B, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to this subject matter. For the avoidance of doubt, and notwithstanding anything to the contrary herein, the Indemnification Agreement shall remain in full force and effect following the Separation Date in accordance with its terms. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. This Agreement may not be modified or amended except in a writing signed by both you and a duly authorized officer of the Company. This Agreement will bind the heirs, personal representatives, successors and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement and the provision in question will be modified by the court so as to be rendered enforceable. This Agreement will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of North Carolina as applied to contracts made and to be performed entirely within North Carolina.

If this Agreement is acceptable to you, please sign below and return it to me on or before the date that is twenty-one (21) days after you receive this Agreement. The Company’s severance offer contained herein will automatically expire if you do not sign and return the fully signed Agreement within this timeframe.

I wish you good luck in your future endeavors.

[signatures to follow on next page]

William Welch

September 30, 2022

Sincerely,

IRONNET CYBERSECURITY, INC.		AGREED TO AND ACCEPTED:

By:	/s/ S. Scott Alridge	/s/ William Welch
	Name: S. Scott Alridge	William Welch
Title: Chief Legal Officer & Corporate Secretary

Exhibit A – Employment Agreement

Exhibit B – RSU Schedule

CONSIDERATION PERIOD

I, William Welch, understand that I have the right to take at least 21 days to consider whether to sign this Agreement, which I received on September 30, 2022. If I elect to sign this Agreement before 21 days have passed, I understand I am to sign and date below this paragraph to confirm that I knowingly and voluntarily agree to waive the 21-day consideration period.

AGREED:

/s/ William Welch
Signature

September 30, 2022
Date

EXHIBIT A

Employment Agreement

EXHIBIT B

RSU Schedule

Grant Number	Grant Date	Granted Shares	Vested	Unvested	Vesting Start
00000522	02/11/2019	4,438,674	3,976,312	462,362	2/11/19
00001231	02/11/2019	739,779	n/a	739,779	not earned
00001232	02/11/2019	244,126	n/a	244,126	not earned
00001233	02/11/2019	244,126	61,032	183,094	8/26/21
00001234	02/11/2019	244,126	71,204	172,922	7/31/21
*00001782	03/16/2022	4,000,000	—	4,000,000	2/1/23

*	means granted under the 2021 Equity Incentive Plan, the others are 2014 Equity Incentive Plan

Grant ‘522 accelerates remainder = 462,362

Grant ‘1231 and ‘1232 terminate with no acceleration = 0

Grant ‘1233 accelerates half of the remaining unvested equaling = 91,547

Grant ‘1234 accelerates half of the remaining unvested equaling = 86,461

Grant ‘1782 accelerates half of the remaining unvested (2,000,000) plus section 3(a) calculation of 510,949 = 2,510,949

Total RSUs accelerating = 3,151,319